# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Eightco Holdings Inc., CIK 0001892492
CUSIP: 22890A302
Title of class of securities: Common Stock, par value $0.001
Address of issuer's principal executive offices: 101 LARRY HOLMES DR., Suite 313, Easton, Pennsylvania (PA), 18042
Date of event which requires filing of this statement: 09/09/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002086925

## Reporting persons
- GAMA DAT VI SPV, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 11,643,836; shared voting power 0; sole dispositive power 11,643,836; shared dispositive power 0; aggregate amount beneficially owned 11,643,836 (6.4% of the class)
- Graticule Asia Macro Advisors LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 11,643,836; shared voting power 0; sole dispositive power 11,643,836; shared dispositive power 0; aggregate amount beneficially owned 11,643,836 (6.4% of the class)
- Adam Levinson: type of reporting person: individual (IN); citizenship or place of organization: Singapore (U0); sole voting power 11,643,836; shared voting power 0; sole dispositive power 11,643,836; shared dispositive power 0; aggregate amount beneficially owned 11,643,836 (6.4% of the class)

## Item 1. Issuer
Name of issuer: Eightco Holdings Inc.
Address of issuer's principal executive offices: 101 Larry Holmes Drive, Suite 313, Easton, PA, 18042.

## Item 2. Person Filing
Name of person filing:
GAMA DAT VI SPV, LLC
Graticule Asia Macro Advisors LLC
Adam Levinson
Address of principal business office or, if none, residence:
GAMA DAT VI SPV, LLC
C/O Graticule Asia Macro Advisors LLC
1 WALLICH STREET, #16-03,
Guoco Tower, Singapore 078881

Adam Levinson
C/O Graticule Asia Macro Advisors LLC
1 WALLICH STREET, #16-03,
Guoco Tower, Singapore 078881

Graticule Asia Macro Advisors LLC
1 WALLICH STREET, #16-03,
Guoco Tower, Singapore 078881
Citizenship:
GAMA DAT VI SPV, LLC - Delaware
Graticule Asia Macro Advisors LLC - Delaware
Adam Levinson - Singapore

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
GAMA DAT VI SPV, LLC - 11,643,836
Adam Levinson - 11,643,836
Graticule Asia Macro Advisors LLC - 11,643,836
Percent of class:
GAMA DAT VI SPV, LLC - 6.4%
Adam Levinson - 6.4%
Graticule Asia Macro Advisors LLC - 6.4%
Sole power to vote or to direct the vote:
GAMA DAT VI SPV, LLC - 11,643,836
Adam Levinson - 11,643,836
Graticule Asia Macro Advisors LLC - 11,643,836
Shared power to vote or to direct the vote:
GAMA DAT VI SPV, LLC - 0
Adam Levinson - 0
Graticule Asia Macro Advisors LLC - 0
Sole power to dispose or to direct the disposition:
GAMA DAT VI SPV, LLC - 11,643,836
Adam Levinson - 11,643,836
Graticule Asia Macro Advisors LLC - 11,643,836
Shared power to dispose or to direct the disposition:
GAMA DAT VI SPV, LLC - 0
Adam Levinson - 0
Graticule Asia Macro Advisors LLC - 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: Not applicable.

## Item 9. Notice of Dissolution of Group
Notice of dissolution of group: Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- GAMA DAT VI SPV, LLC: /s/ Adam Levinson, Adam Levinson, Chief Invetment Officer of its Manager (09/24/2025)
- Graticule Asia Macro Advisors LLC: /s/ Adam Levinson, Adam Levinson, Chief Investment Officer (09/24/2025)
- Adam Levinson: /s/ Adam Levinson, Adam Levinson (09/24/2025)